SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
April 10, 2008
Commission File Number:  1-31253
PENGROWTH ENERGY TRUST
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED AS PART OF THIS FORM 6-K
     See the Exhibit Index to this Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
April 10, 2008	By:	/s/ Christopher G. Webster
		Name:	Christopher G. Webster
		Title:	Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.
99.1	Notice of Meeting and Record Date.

Date: 10/04/2008	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com
To:	All Canadian Securities Regulatory Authorities NYSE
Subject:  PENGROWTH ENERGY TRUST
Dear Sirs:
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	05/05/2008
Record Date for Voting (if applicable) :	05/05/2008
Meeting Date :	18/06/2008
Meeting Location (if available) :	Calgary, AB
Voting Security Details:

Description	CUSIP Number	ISIN
TRUST UNITS	706902509	CA7069025095
Sincerely,
Computershare Trust Company of Canada /
Computershare Investor Services Inc.
Agent for PENGROWTH ENERGY TRUST